UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39621

Opthea Limited

The Nasdaq Global Select Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

C/- Prime Company Compliance, Level 9

505 Little Collins Street

Melbourne, VIC 3000

Australia

+ 61 3 9826 0399

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, each representing eight ordinary shares, no par value

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

As of the date hereof, the Issuer does not have an audit committee that meets the audit committee composition requirements set forth in Nasdaq Listing Rule 5605(c)(2).

Pursuant to the requirements of the Securities Exchange Act of 1934, Opthea Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Opthea Limited

Date: November 10, 2025	By:	/s/ Jeremy Levin
	Name:	Jeremy Levin
	Title:	Chief Executive Officer